UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________
FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2024
Commission File Number 001-39349
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DoubleDown Interactive Co., Ltd.
(Translation of registrant’s name into English)
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Joseph A. Sigrist, Chief Financial Officer
c/o DoubleDown Interactive, LLC
605 5th Avenue, Suite 300
Seattle, WA 98104
+1-206-408-4545
(Address of principal executive offices)
__________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒ Form 20-F ☐ Form40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Issuance of Press Release; Financial Statements
On August 12, 2024, DoubleDown Interactive Co., Ltd. (the “Company”) issued a press release announcing its unaudited financial results for the second quarter ended June 30, 2024, together with its unaudited condensed consolidated financial statements for the three and six months ended June 30, 2024.
This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-267422), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.
EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of the Company, dated August 12, 2024

99.2	Unaudited condensed consolidated financial statements of the Company for the three and six months ended June 30, 2024

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUBLEDOWN INTERACTIVE CO., LTD.

Date: August 12, 2024

	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer